UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act Rule Number:  811-08873

2. State Identification Number:

3. Exact name of investment company as specified in registration statement:

                    AMERICAN FIDELITY DUAL STRATEGY FUND INC.

4. Address of principal executive office (number, street, city, state, zip code):

         2000 N. Classen Boulevard
         Oklahoma City, Oklahoma  73106


                                  EXHIBIT INDEX

EXHIBIT A:  Period ending May 31, 2002
KPMG LLP Independent Auditors' Report
Management Compliance Statement

EXHIBIT B:  Period ending July 31, 2002
KPMG LLP Independent Auditors' Report
Management Compliance Statement

EXHIBIT C:  Period ending December 31, 2002
KPMG LLP Independent Auditors' Report
Management Compliance Statement

--------------------------------------------------------------------------------

                                                                       EXHIBIT A

                          Independent Auditor's Report

Board of Directors and Shareholders
American Fidelity Dual Strategy Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of Investment Company Act of 1940, that the American Fidelity Dual Strategy Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2002, and for the period from December 31, 2001 through May 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2002, and with respect to agreement of security purchases and sales, for the period from December 31, 2001 (the date of our last examination) through May 31, 2002:

o Confirmation of all securities held by Northern Trust Bank, the Fund's independent sub-custodian.

o Reconciliation of all such securities to the books and records of the Fund and InvestTrust, the Fund's custodian.

o Agreement of ten security purchases and ten security sales or maturities occurring between December 31, 2001, (the date of our last examination) and May 31, 2002, from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the American Fidelity Dual Strategy Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002, and for the period from December 31, 2001 through May 31, 2002, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the American Fidelity Dual Strategy Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                    KPMG LLP

Oklahoma City, Oklahoma
July 3, 2002


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of  management  of the American  Fidelity Dual Strategy Fund (the
Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2002, and from December 31, 2001 (last examination date) through May 31, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002, and from December 31, 2001 through May 31, 2002, with respect to securities reflected in the investment account of the Fund.

American Fidelity Dual Strategy Fund

DANIEL ADAMS
Daniel Adams
Secretary

                                                                       EXHIBIT B

                          Independent Auditors' Report

Board of Directors and Shareholders
American Fidelity Dual Strategy Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of Investment Company Act of 1940, that the American Fidelity Dual Strategy Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 31, 2002, and for the period from May 31, 2002 through July 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2002, and with respect to agreement of security purchases and sales, for the period from May 31, 2002 (the date of our last examination) through July 31, 2002:

o Confirmation of all securities held by Northern Trust Bank, the Fund's independent sub-custodian.

o Reconciliation of all such securities to the books and records of the Fund and InvestTrust, the Fund's custodian.

o Agreement of all security purchases and all security sales or maturities occurring between May 31, 2002, (the date of our last examination) and July 31, 2002, from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the American Fidelity Dual Strategy Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2002, and for the period from May 31, 2002 through July 31, 2002, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the American Fidelity Dual Strategy Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                    KPMG LLP

Oklahoma City, Oklahoma
August 20, 2002

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of  management  of the American  Fidelity Dual Strategy Fund (the
Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 31, 2002, and from May 31, 2002 (last examination date) through July 31, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2002, and from May 31, 2002 through July 31, 2002, with respect to securities reflected in the investment account of the Fund.

American Fidelity Dual Strategy Fund

DANIEL ADAMS
Daniel Adams
Secretary

                                                                       EXHIBIT C

                          Independent Auditors' Report

Board of Directors and Shareholders
American Fidelity Dual Strategy Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of Investment Company Act of 1940, that the American Fidelity Dual Strategy Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2002, and for the period from July 31, 2002 through December 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, and with respect to agreement of security purchases and sales, for the period from July 31, 2002 (the date of our last examination) through December 31, 2002:

o Confirmation of all securities held by Northern Trust Bank, the Fund's independent sub-custodian.

o Reconciliation of all such securities to the books and records of the Fund and InvestTrust, the Fund's custodian.

o Agreement of a sample of 10 security purchases and 10 security sales or maturities occurring between July 31, 2002, (the date of our last examination) and December 31, 2002, from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the American Fidelity Dual Strategy Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, and for the period from July 31, 2002 through December 31, 2002, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the American Fidelity Dual Strategy Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                              KPMG LLP
Oklahoma City, Oklahoma
January 17, 2003

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of  management  of the American  Fidelity Dual Strategy Fund (the
Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2002, and from July 31, 2002 (last examination date) through December 31, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, and from July 31, 2002 through December 31, 2002, with respect to securities reflected in the investment account of the Fund.

American Fidelity Dual Strategy Fund

DANIEL ADAMS
Daniel Adams
Secretary